UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

INERGY, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

R. Brooks Sherman, Jr.

Executive Vice President and Chief Financial Officer

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 456615103
1.	Names of Reporting Persons Inergy Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,706,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,706,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,865,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 7.4% (See Note 2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 65,904,536 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 456615103
1.	Names of Reporting Persons Inergy Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,706,689
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,706,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,865,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 7.4% (See Note 2)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 65,904,536 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 456615103
1.	Names of Reporting Persons John J. Sherman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 159,140
	8.	Shared Voting Power 4,706,689
	9.	Sole Dispositive Power 159,140
	10.	Shared Dispositive Power 4,706,689
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,865,829
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 7.4% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 65,904,536 Common Units outstanding as of August 6, 2010.

Item 1.	Security and Issuer

(a) The title of the class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of Inergy, L.P., a Delaware limited partnership (the “Issuer”).

(b) The principal executive offices of the Issuer are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.

Item 2.	Identity and Background

(a) This schedule is filed by Inergy Holdings, L.P. (“Holdings”), Inergy Holdings GP, LLC (“Holdings GP”) and John J. Sherman (“Mr. Sherman,” and together with Holdings and Holdings GP, the “Reporting Persons”).

(b) The address of the principal office of each of Holdings and Holdings GP is Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112. The business address of Mr. Sherman is c/o Inergy, L.P., Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.

(c) The Issuer is a limited partnership organized under the laws of the State of Delaware. The Issuer owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. The Issuer also owns and operates a midstream business that includes three natural gas storage facilities, a liquefied petroleum gas storage facility, a natural gas liquids business and a solution-mining and salt production company.

Holdings is a publicly traded limited partnership on the New York Stock Exchange. Holdings’ principal business is to act as the sole member of the Inergy GP, LLC, the managing general partner of the Issuer (“Inergy GP”), and to own partnership interests, including incentive distribution rights, in the Issuer.

Holdings GP is the general partner of Holdings. Holdings GP is a limited liability company organized under the laws of the State of Delaware. Holdings GP’s principal business is to act as the general partner of Holdings.

Mr. Sherman holds an ownership interest in Holdings through various trusts of which he has voting control. Holdings GP’s limited liability company agreement (the “Holdings GP LLC Agreement”) establishes a board of directors that is responsible for the oversight of Holdings’ business and operations. The board of directors of Holdings GP is elected by a voting member majority, as defined in the Holdings GP LLC Agreement. For so long as Mr. Sherman and his permitted transferees own at least a 33% interest in Holdings GP, Mr. Sherman and such transferees will comprise the voting member majority and will be the only voting member of Holdings GP. Mr. Sherman beneficially owns an approximate 61% interest in Holdings GP through trusts of which he has voting control, and thus Mr. Sherman has the authority to appoint all of the members of the board of directors of Holdings GP. The description contained in this Item 2 of the Holdings GP LLC Agreement is qualified in its entirety by reference to the full text of the Holdings GP LLC Agreement, the terms of which are incorporated herein by reference to Exhibit 4 hereto.

Mr. Sherman is the President and Chief Executive Officer of Holdings GP and Inergy GP.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, limited partners, members, executive officers, directors and each person controlling the Reporting Persons required by Item 2 of Schedule 13D is provided on Schedule A and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sherman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed on March 7, 2001 and closed its initial public offering (“IPO”) on July 31, 2001. In connection with the IPO, Holdings exchanged all of its then existing interest in the Issuer for 961,761 Senior Subordinated Units, 507,462 Junior Subordinated Units and 404,601 Common Units of the Issuer. In March 2003, Holdings disposed of 39,000 Senior Subordinated Units and 19,500 Junior Subordinated Units as part of a reorganization in which Holdings distributed such units to an owner of Holdings in exchange for a portion of such person’s ownership interest in Holdings. On January 12, 2004, the Issuer conducted a two-for-one split of its outstanding units. As adjusted for the unit split, Holdings ownership of the Issuer’s units consisted of 1,845,522 Senior Subordinated Units, 975,924 Junior Subordinated Units and 809,202 Common Units as of January 12, 2004. On June 14, 2004, Holdings purchased 24,500 additional Senior Subordinated Units at a price of approximately $20.47 per unit with working capital funds. On August 13, 2004, 434,186 of the Senior Subordinated Units beneficially owned by Holdings converted on a one-for-one basis into 434,186 Common Units. On September 14, 2004, Holdings purchased an additional 24,000 Senior Subordinated Units at a price of approximately $21.88 per unit with working capital funds. On February 2, 2005 and February 8, 2005, Holdings purchased 92,836 and 15,356 Senior Subordinated Units, respectively, at a price of approximately $28.25 per unit and $29.00 per unit, respectively, with working capital funds. On August 12, 2005, 474,163 of the Senior Subordinated Units beneficially owned by Holdings converted on a one-for-one basis into 474,163 Common Units. On August 14, 2006, 1,093,865 Senior Subordinated Units and 975,924 Junior Subordinated Units converted on a one-for-one basis into 1,093,865 and 975,924 Common Units, respectively. On August 9, 2005, Holdings purchased 769,941 Special Units of the Issuer for approximately $25 million, which converted into 919,349 Common Units on April 25, 2007. As a result of the foregoing, Holdings beneficially owns 4,706,689 Common Units. All of the purchases and dispositions described above were for investment purposes.

Mr. Sherman has direct and indirect beneficial ownership of 159,140 Common Units over which he exercises sole voting and dispositive power. Of these 159,019 Common Units, (i) 138,870 Common Units were acquired in open market purchases and are held in a revocable trust by Mr. Sherman, (ii) 5,272 Common Units are held through the Issuer’s Employee Unit Purchase Plan (the “EUPP”) and (iii) 14,998 Common Units were acquired pursuant to a restricted unit grant and are individually owned by Mr. Sherman. All of the purchases described above were for investment purposes. In addition, Mr. Sherman holds an ownership interest in Holdings through various trusts of which he has voting control. As trustee, Mr. John Sherman may be deemed to beneficially own the interests in the Issuer held by Holdings. Mr. Sherman expressly disclaims beneficial ownership of the Common Units held by Holdings.

As described in Item 4, the Reporting Persons will receive additional Common Units pursuant to the Merger Agreement. Pursuant to that certain Support Agreement, dated as of August 7, 2010 (the “Support Agreement”), among the Issuer and John J. Sherman, Phillip L. Elbert, R. Brooks Sherman, Jr., Carl A. Hughes, Andrew L. Atterbury and William C. Gautreaux (the “Holdings Unitholders”) described in Item 4 of this schedule (the terms of which are incorporated into this Item 3 by reference), the Holdings Unitholders agreed to vote their common units representing limited partner interests in Holdings (“Holdings Common Units”) in favor of the Merger described in Item 4 and certain transactions contemplated thereby. The Holdings Unitholders entered into the Support Agreement as an inducement to the Issuer to enter into the Merger Agreement described in Item 4 (the terms of which are incorporated into this Item 3 by reference). The Issuer did not pay any additional consideration to the Holdings Unitholders in connection with the voting rights set forth in the Support Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Merger Agreement

On August 7, 2010, the Issuer, Inergy GP, Holdings, Holdings GP, NRGP Limited Partner, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings GP (“New NRGP LP”), and NRGP MS, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings GP (“MergerCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, among other things:

(a) Holdings will (i) distribute to the holders of common units representing limited partner interests in Holdings (“Holdings Common Units”) the Common Units of the Issuer that Holdings owns (“Holdings LP Units”), such distribution to be included as a component of the merger consideration; (ii) exchange with the Issuer the incentive distribution rights in the Issuer (the “IDRs”) owned by Holdings and (iii) contribute to the Issuer all of Holdings’ ownership interests in IPCH Acquisition Corp. (“IPCH”), a wholly owned subsidiary of Holdings, and Inergy Partners, LLC (“Inergy Partners”), a direct and indirect wholly owned subsidiary of Holdings. The contribution and exchange are collectively referred to as the “GP Exchange”;

(b) the Issuer, as consideration for the GP Exchange, will (i) deposit or cause to be deposited with an exchange agent for the benefit of holders of Holdings Common Units 35,031,991 Common Units (together with the Holdings LP Units, the “New LP Units”) and 11,568,560 Class B Units in the Issuer having such rights, preferences and limitations as are set forth in the Issuer’s Third Amended and Restated Agreement of Limited Partnership (the “Amended and Restated Partnership Agreement”), (ii) provide cash to be paid in lieu of any fractional New LP Unit or Class B Unit, as applicable, issuable upon exchange as described below, and (iii) assume Holdings’ liabilities pursuant to Holdings’ Credit Agreements (as defined in the Merger Agreement);

(c) upon the GP Exchange, the IDRs will be cancelled and have no further force or effect and the 789,202 Common Units owned by IPCH and the 2,837,034 Common Units and 0.71% general partner interest in the Issuer owned by Inergy Partners will be converted into Class A Units in the Issuer of equivalent value and having such rights, preferences and limitations as are set forth in the Amended and Restated Partnership Agreement; and

(d)(i) MergerCo will merge with and into Holdings, the separate existence of MergerCo will cease and Holdings will survive and continue to exist as a Delaware limited partnership (the “Merger”), such that immediately following the Merger, Holdings GP will continue to be the sole general partner of Holdings and New NRGP LP will be admitted to, and become the sole limited partner of, Holdings, and (ii) by virtue of the Merger, each Holdings Common Unit that is issued and outstanding will be converted into the right to receive 0.770 Common Units; except that with respect to the 11,568,560 Common Units to which the certain members of senior management (the “PIK Recipients”) of the Issuer otherwise would be entitled to receive pursuant to the Merger, the PIK Recipients will instead receive their respective shares of Class B Units in the amounts disclosed in the Merger Agreement.

The Merger Agreement is subject to customary closing conditions, including, among other things, (i) approval by the affirmative vote of the holders of a majority of Holdings Common Units, (ii) receipt of applicable regulatory approvals, (iii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by the Issuer of the Issuer’s Common Units and Class B Units in connection with the Merger, (iv) approval for listing the Issuer’s Common Units to be issued in connection with the Merger on the New York Stock Exchange and (v) the execution of the Issuer’s Third Amended and Restated Agreement of Limited Partnership substantially in the form attached as Annex A to the Merger Agreement.

A copy of the Merger Agreement is incorporated herein by reference as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2.

Pursuant to the Merger Agreement, upon consummation of the Merger, the Amended and Restated Agreement of Limited Partnership of Holdings will be amended and restated, the public ownership of Holdings will cease to exist, New

NRGP LP will become the sole limited partner of Holdings and Holdings GP will continue as the sole general partner of Holdings.

Upon consummation of the Merger, the Holdings Common Units will be delisted from the New York Stock Exchange and the Holdings Common Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Support Agreement

Also on August 7, 2010, the Issuer and the Holdings Unitholders entered into the Support Agreement under which the Holdings Unitholders irrevocably and unconditionally agreed, at any meeting relating to the Merger or a competing acquisition proposal, to:

•	appear at each such meeting or otherwise cause its Holdings Common Units to be counted as present thereat for purposes of calculating a quorum; and

•

vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of the Holdings Unitholders’ Holdings Common Units (i) in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and any other action required in furtherance thereof submitted for the vote or written consent of unitholders; (ii) against any acquisition proposal (as defined in the Merger Agreement); and (iii) against any action, agreement or transaction that would or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement.

In addition, each Holdings Unitholder irrevocably appointed as its proxy and attorney-in-fact, as the case may be, John J. Sherman and Laura L. Ozenberger, in their respective capacities as officers of the Issuer or Inergy GP, and any individual who shall succeed to any such officer of the Issuer and Inergy GP, as the case may be, and any other person designated in writing by the Issuer and Inergy GP, each of them individually, with full power of substitution, to vote or execute written consents with respect to the matters described above. The Support Agreement will remain in effect until the earliest of: (i) the effective time of the Merger; (ii) a change in recommendation with respect to the Merger by the board of directors of the Holdings GP, (iii) the termination of the Merger Agreement; or (iv) the written agreement of the parties to the Support Agreement to terminate the Support Agreement. A copy of the Support Agreement is incorporated herein by reference as Exhibit 3 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 3.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any action similar to any of the matters listed in this Item 4 (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) Holdings is the beneficial owner of 4,706,689 Common Units (representing approximately 7.1% of the Common Units outstanding as of August 6, 2010). Of the Common Units beneficially owned by Holdings, 2,837,034 Common Units are held by Inergy Partners, 789,202 Common Units are held by IPCH and 1,080,453 Common Units are held directly by Holdings. Holdings GP, as the general partner of Holdings, may be deemed to beneficially own these units as a result of its direct control of Holdings. Mr. Sherman, as the only voting member of Holdings GP as described in Item 2, may also be deemed to beneficially own these units. Based on the foregoing, the Reporting Persons may be deemed to have shared voting and dispositive power over 4,706,689 Common Units.

In addition, Mr. Sherman is the beneficial owner of 159,140 Common Units for which he has sole voting and dispositive power (representing less than 1% of the Common Units outstanding as of August 6, 2010). Of these 159,140

Common Units, (i) 138,870 Common Units are held in a revocable trust by Mr. Sherman, (ii) 5,272 Common Units are held through the EUPP and (iii) 14,998 Common Units were acquired pursuant to a restricted unit grant and are individually owned by Mr. Sherman.

(c) Except as described herein, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of distributions from, or the power to direct the receipt of proceeds of the sale of, the Common Units owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed as Exhibit 1 to this Schedule 13D and incorporated into this Item 6 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

The information set forth under Items 4 and 5 and the agreements set forth as Exhibits 2 and 3 attached hereto are incorporated in this Item 6 by reference. Other than the Merger Agreement and the Support Agreement described in Item 4 and the Joint Filing Agreement described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A, on the one hand, and any other person, on the other hand, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies on the other hand.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Limited Liability Company Agreement of Inergy Holdings GP, LLC (incorporated herein by reference to Exhibit 3.4 to Inergy Holdings L.P.’s Registration Statement on Form S-1/A (File No. 333-122466) filed on March 14, 2005).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC

By:	/s/ Laura L. Ozenberger
Name: Title:	Laura L. Ozenberger Senior Vice President, General Counsel and Secretary

INERGY HOLDINGS GP, LLC

By:	/s/ Laura L. Ozenberger
Name: Title:	Laura L. Ozenberger Senior Vice President, General Counsel and Secretary

JOHN J. SHERMAN

/s/ John J. Sherman

SCHEDULE A

Directors and Executive Officers of Inergy Holdings GP, LLC

Name	Position

John J. Sherman	President, Chief Executive Officer and Director

Phillip L. Elbert	President and Chief Operating Officer—Propane Operations and Director

R. Brooks Sherman, Jr.	Executive Vice President and Chief Financial Officer

Laura L. Ozenberger	Senior Vice President—General Counsel and Secretary

Warren H. Gfeller	Director

Arthur B. Krause	Director

Richard T. O’Brien	Director

Schedule A

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Limited Liability Company Agreement of Inergy Holdings GP, LLC (incorporated herein by reference to Exhibit 3.4 to Inergy Holdings L.P.’s Registration Statement on Form S-1/A (File No. 333-122466) filed on March 14, 2005).

Exhibit 1

JOINT FILING STATEMENT

This JOINT FILING AGREEMENT, dated as of August 9, 2010, is made by and between Inergy Holdings, L.P., a Delaware limited partnership (the “Partnership”), Inergy Holdings GP, LLC, a Delaware limited liability company (the “General Partner”), and John J. Sherman. The Partnership, the General Partner and Mr. Sherman are collectively referred to herein as the “Parties” and each individually as a “Party.” Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, the Parties hereby acknowledge and agree that Schedule 13D is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the Parties without the necessity of filing additional joint acquisition statements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC

By:	/s/ Laura L. Ozenberger
Name: Title:	Laura L. Ozenberger Senior Vice President, General Counsel and Secretary

INERGY HOLDINGS GP, LLC

By:	/s/ Laura L. Ozenberger
Name: Title:	Laura L. Ozenberger Senior Vice President, General Counsel and Secretary

JOHN J. SHERMAN

/s/ John J. Sherman

Exhibit 1